Exhibit 99.1

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 2, 2019) – Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2019 Annual and Special Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held earlier today are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	214,507,560	96.58	7,585,514	3.42
Trudy M. Curran	213,075,208	95.94	9,017,866	4.06
Naveen Dargan	206,150,120	92.82	15,942,954	7.18
Edward D. LaFehr	215,007,659	96.81	7,085,415	3.19
Gregory K. Melchin	203,364,388	91.57	18,728,686	8.43
Kevin D. Olson	216,639,715	97.54	5,453,359	2.46
David L. Pearce	213,422,026	96.10	8,671,048	3.90
Neil J. Roszell	216,636,648	97.54	5,456,426	2.46

For complete voting results, please see our Report of Voting Results which will be available tomorrow through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 83% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com